AMERICAS SILVER CORPORATION REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS

TORONTO, ONTARIO—August 11, 2016—Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (“Americas Silver” or the “Company”) today reported financial and operational results for the second quarter of 2016.

This earnings release should be read in conjunction with the Company’s Second Quarter Operating Results and Corporate Update, Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Second Quarter Highlights

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Quarterly revenues of $12.8 million and a net loss of $2.1) million or $0.01) cents per share in Q2, 2016 compared with revenues of $15.3 million and a net loss of $1.5) million or $0.01) cents per share in Q2, 2015.

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As previously released, consolidated silver production for the quarter decreased 16% compared with Q2, 2015 to approximately 556,000 silver ounces, while silver equivalent[1] production for the quarter decreased 7% to approximately 1.1 million ounces as a result of ground movement at the Nuestra Señora mine, which was resolved by the end of the quarter.

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Despite lower silver and base metal production, consolidated cash costs[2] for the quarter improved 8% to $11.38 per silver ounce compared with Q2, 2015; while all- in sustaining costs[2] for the quarter improved 12% to $14.62 per silver ounce year- over-year.

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Consolidated guidance for 2016 remains at 2.5 - 3.0 million silver ounces and 5.0 - 5.6 million silver equivalent ounces at cash costs of $9.00 - $10.00 per silver ounce and all- in sustaining costs of $11.75 - $12.75 per silver ounce.

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The San Rafael Project is progressing with minor earthworks in preparation for official construction start-up expected before the end of the third quarter of 2016. San Rafael has an initial capital requirement of $22 million, an initial mine life of 5.5 years, and has an unlevered, pre-tax IRR of over 65%[3] at recent spot prices. The project is expected to be in production by the end of the third quarter of 2017. The Company has cash on-hand to build the brownfield project, but is actively soliciting financing proposals for a portion of the development costs and has received strong interest from several potential financiers.

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Cash balance at June 30, 2016 of $16.9 million with net working capital of approximately $18.1 million. Adjusting for July’s subsequent receipt of net proceeds from the June 14, 2016 private placement of $8.3 million, and the corresponding exchange of subscription receipts for units of $8.4 million, the Company’s adjusted cash balance and adjusted net working capital was approximately $25.2 million and $26.5 million, respectively.

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1 Throughout this press release, silver equivalent production for 2016 is based on $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead and $2.00 per pound copper; and silver equivalent production for 2015 is based on $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead and $2.90 per pound copper.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year-end and quarter MD&A.

3 The March 2016 Prefeasibility Study for the San Rafael Project adjusted for recent spot prices of $20.00 per ounce silver, $1.01 per pound zinc, $0.83 per pound lead and 18.5:1 for the MXP:USD exchange rate.

“With our second quarter production issues behind us, stronger silver and zinc prices, a strengthened balance sheet, and the expected commencement of construction at San Rafael in September, the second half of 2016 is shaping up to be a very exciting time for the Company,” said Americas Silver Corporation President and CEO Darren Blasutti. “The third quarter is off to a good start from a production and cost perspective, and management will focus on generating free cash flow from the mines for the rest of the year.”

Consolidated Production and Operating Costs

Consolidated silver production for Q2, 2016 totalled 556,404 silver ounces which represents a decrease of 16% compared to Q2, 2015. Silver equivalent production totalled approximately 1.06 million ounces, a decrease of 7% year-over-year, while lead production increased by 45% year-over-year. Realized silver price increased year-over-year by 6% while zinc, lead and copper prices fell year-over-year by 11%, 10% and 21%, respectively, due to market conditions. Consolidated cash costs improved 8% to $11.38 per silver ounce compared to Q2, 2015; while all-in sustaining costs improved 12% to $14.62 per silver ounce year-over-year.

A net loss of $2.1 million was recorded for the quarter, compared with a net loss of $1.5 million for the second quarter of 2015. The increase in net loss is primarily attributable to decreased by-product sales, higher financing expense, and higher exploration costs, partially offset by lower cost of sales, and lower depletion and amortization expenses, among other cost reductions. Further information is available in the Management’s Discussion and Analysis for the three and six months ending June 30, 2016.

Consolidated Production and Cost Details
	Q2 2016	Q2 2015
Total ore processed (tonnes milled)	161,700	158,395
Silver produced (ounces)	556,404	661,393
Zinc produced (pounds)	2,081,046	2,692,214
Lead produced (pounds)	6,677,247	4,618,754
Copper produced (pounds)	225,785	541,691
Silver equivalent produced (ounces)	1,063,587	1,148,769
Silver recovery (percent)	82.6	88.5
Silver grade (grams per tonne)	130	147
Silver sold (ounces)	528,349	691,469
Zinc sold (pounds)	1,774,368	2,665,975
Lead sold (pounds)	6,803,078	4,678,616
Copper sold (pounds)	168,104	589,476
Silver cash cost ($ per silver ounce)	$11.38	$12.35
All-in sustaining cost ($ per silver ounce)	$14.62	$16.70

As previously announced, production and operating costs at the Nuestra Señora mine were affected as a result of ground movement at the mine. The mill processed lower grade material from stockpiles and historical dumps on the Company’s property while primary access was being re-established. Ramp access was restored in late May and normal mining activities resumed by late June. Management continues to implement productivity enhancements and cost control initiatives to drive operational efficiencies at both operations.

On June 9 2016 and June 14, 2016, the Company completed private placements of 66,666,667 units and 38,525,000 subscription receipts, respectively, at a price of C$0.30 per unit and subscription receipt for aggregate gross proceeds of approximately C$31.6 million ($24.7 million). On July 20, 2016, the Company received the necessary shareholder and regulatory approvals, completing the exchange of the June 14, 2016 subscription receipts for units of the private placement and causing the release of the applicable funds from escrow.

Further information concerning the consolidated and individual mine operations, and private placements are included in the Company’s second quarter Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2016 and Management’s Discussion and Analysis for the same period.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503